SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

.
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Javier Astaburuaga
Javier Astaburuaga
Chief Financial Officer
Date: March 25, 2008

Information Statement dated as of March 24, 2008

Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA)

This Information Statement relates to certain matters that will be submitted to shareholders of our company, Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”), for their vote at special and extraordinary meetings of our shareholders scheduled for April 22, 2008. These matters relate to potential amendments to our current bylaws in order to maintain a unit structure for our shares or continue with our current share structure (or both) beyond May 11, 2008.

In 1998, the Mexican Comisión Nacional Bancaria y de Valores (National Securities and Banking Commission, or “CNBV”) authorized our company to issue up to 49% of our capital stock in the form of limited voting shares. Pursuant to the CNBV’s authorization, since May 11, 1998, our share structure has been composed of Series B Shares with full voting rights, and Series D-B Shares and Series D-L Shares with limited voting rights. Our bylaws currently provide that on May 11, 2008, absent shareholder action, our Series D-B Shares will convert into Series B Shares, and our Series D-L Shares will convert into Series L Shares with limited voting rights.

Our shares currently exist in the form of two types of units, both of which are listed on the Mexican Stock Exchange: B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. Our shares also trade on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs), each of which represents ten BD Units. Our bylaws provide that on May 11, 2008, absent shareholder action, our current unit structure will cease to exist. Upon the dissolution of our units and conversion of shares as currently provided for in our bylaws, each B Unit would unbundle into five Series B Shares and each BD Unit would unbundle into three Series B Shares and two Series L Shares.

Accordingly, absent shareholder action, on May 11, 2008, there will be changes to our share and unit structures, which will result in changes to the voting rights of our capital stock, preferential dividends and the number of Board seats appointed by each series of our capital stock. In addition, following such changes, our ADSs would represent different securities than those listed and trading on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV) in Mexico. ADSs listed and traded on the NYSE would represent 30 Series B Shares and 20 Series L Shares trading together, while Series B Shares and Series L Shares would be separately listed and traded on the BMV. We believe that these differences in the securities trading on the NYSE and the BMV could adversely affect the liquidity and prices for our shares.

As an alternative to the capital structure changes provided for currently in our bylaws, we are presenting our shareholders with two items for decision (the “Items for Decision”) by them upon which our shareholders may vote separately on April 22, 2008:

•	Item 1 - Our shareholders would decide to permit our shares to continue to be bundled in units beyond May 11, 2008.

•	Item 2 - Our shareholders would decide to maintain our current share structure beyond May 11, 2008.

In order to maintain an orderly trading market for our shares, FEMSA’s management believes it is in the best interest of shareholders to approve Item 1 and, accordingly, management recommends a vote FOR Item 1 at the special and extraordinary meetings to be held on April 22, 2008.

FEMSA’s management makes no recommendation as to shareholders’ vote on Item 2.

The Voting Trust (as defined below), which as of February 29, 2008 held 74.8% of our Series B Shares with full voting rights, has notified FEMSA that it will vote FOR with respect to Item 1 and will vote in the same manner as the majority of the outstanding Series D Shares with respect to Item 2.

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We have prepared this Information Statement solely to provide information to our shareholders. It is not, and should not be construed as, an inducement or encouragement to buy or sell any securities of FEMSA.

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Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the changes provided for in our bylaws or the Items for Decision described herein or passed upon the accuracy or adequacy of this Information Statement or any document referred to herein. Any representation to the contrary is a criminal offense.

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The CNBV has authorized the amendments to our current bylaws that may result from the adoption by our shareholders of the Items for Decision. The CNBV has not passed upon the accuracy or adequacy of this Information Statement or any document referred to herein.

Our share structure and unit structures were authorized and issued in 1998 under the then-current Ley del Mercado de Valores (the Mexican Securities Market Law, or “Mexican Securities Law”). The Securities Law was subsequently amended to limit the issuance and use of limited-voting shares and non-voting shares and the use of mechanisms under which common shares and limited or non-voting shares are jointly traded or offered to the public. Pursuant to “grandfathering” provisions in the Mexican Securities Law that permit arrangements that were in place before the amendments became effective, our share and unit structures as contemplated under the Items for Decision have been authorized by the CNBV and comply with Mexican Securities Law requirements.

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FEMSA IS NOT ASKING YOU FOR A PROXY
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We have prepared this Information Statement to explain to our shareholders certain items for decision by them regarding our capital structure. As a foreign private issuer, we are exempt from the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) concerning proxy solicitations and information statements.

TABLE OF CONTENTS

Additional Information	3
Incorporation By Reference	3
Shareholder Inquiries	3
Summary	4
The Items for Decision by our Shareholders	9
Major Shareholders	15
Forward-Looking Statements	17

ADDITIONAL INFORMATION

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 100 F Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public over the internet at the SEC’s website at www.sec.gov.

INCORPORATION BY REFERENCE

We are “incorporating by reference” documents that we file with the SEC, which means that we disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be part of this Information Statement, and we may amend or supplement this Information Statement by submitting materials to the SEC on Form 6-K, which will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on June 28, 2007;

•
our reports on Form 6-K, submitted to the SEC on October 29, 2007, and on February 19, 2008, containing our earnings release for the quarter ended September 30, 2007 and our preliminary unaudited financial statements for the year ended December 31, 2007, respectively; and

•
any future filings by FEMSA on Form 6-K after the date of this Information Statement and prior to April 22, 2008 that are identified in such forms as being incorporated by reference into this Information Statement.

You may request a copy of any and all of the information that has been incorporated by reference in this Information Statement and that has not been delivered with this Information Statement, at no cost, by writing or telephoning FEMSA at Investor Relations, Fomento Económico Mexicano, S.A.B. de C.V., General Anaya No. 601 Pte., Colonia Bella Vista, 64410 Monterrey, N.L., Mexico, attention: Juan Fonseca, telephone (52-81) 8328-6245 or Julieta Naranjo, telephone (52-81) 8328-6211. You may also read and copy such information on our website at http://ir.femsa.com.

SHAREHOLDER INQUIRIES

Shareholders of FEMSA with questions relating to the Items for Decision described herein should contact FEMSA at Investor Relations, Fomento Económico Mexicano, S.A.B. de C.V., General Anaya No. 601 Pte., Colonia Bella Vista, 64410 Monterrey, N.L., Mexico, attention: Juan Fonseca, telephone (52-81) 8328-6245 or Julieta Naranjo, telephone (52-81) 8328-6211.

SUMMARY The following is a brief summary of information contained elsewhere in this Information Statement.
Current Bylaw Provisions
Current Share Structure

Our share structure is currently composed of Series B Shares, Series D-B Shares and Series D-L Shares.

Series B Shares are the only series of shares with full voting rights, and they must represent at least 51% of our outstanding shares. The Series B Shares are entitled to dividend distributions without premium and their holders may elect a minimum of 11 members to our Board of Directors.

Series D-B Shares and Series D-L Shares have limited voting rights, and they may represent up to 49% of our outstanding shares. Series D-B Shares and Series D-L Shares are entitled to receive a 25% premium over dividends paid to Series B Shares. In addition, holders of the Series D-B Shares and Series D-L Shares jointly have the right to elect five members to our Board of Directors.

The following table sets forth the characteristics of our current share structure under our bylaws:

Table I - Current Share Structure

Share Characteristics
Share Series	% of Shares	Voting Rights	Dividend Rights	Board Member Appointment
B Shares	51	Full	No dividend premium	Minimum of 11
D-B Shares	24.5	Limited	25% dividend premium	5
D-L Shares	24.5	Limited	25% dividend premium

What happens on May 11, 2008

Absent further shareholder action, our bylaws provide for the following changes in our share structure after May 11, 2008:

•   Series D-B Shares will be converted into Series B Shares; and

•   Series D-L Shares will be converted into Series L Shares.

The following table sets forth the characteristics of our share structure under our bylaws as it will exist after May 11, 2008 absent any further shareholder action:

Table II - Share Structure after May 11, 2008

Share Series	% of Shares	Voting Rights	Dividend Rights	Board Member Appointment
B Shares	75	Full	No dividend premium	Minimum of 11
L Shares	25	Limited	No dividend premium	2

Current Unit Structure

Our shares currently exist in the form of two types of units, both of which are listed on the Mexican Stock Exchange: B Units, which bundle 5 Series B Shares, and BD Units, which bundle 1 Series B Share, 2 Series D-B Shares and 2 Series D-L Shares. Our shares trade on the NYSE in the form of American Depositary Shares (ADSs), each of which represents 10 BD Units.

The following table sets forth the composition of our current unit structure and the form of trading of our shares:

Table III - Current Unit Structure and Form of Trading

Unit	Composition - Current Unit Structure	Listed Securities
B	five Series B Shares	B Units are listed in Mexico
BD	one Series B Share, two Series D-B Shares, two Series D-L Shares	BD Units are listed in Mexico
ADS	ten BD Units	ADSs are listed on the NYSE

What happens on May 11, 2008

Absent further shareholder action, after May 11, 2008 the following will take place:

•   B Units will be unbundled into five Series B Shares; and

•   BD Units will be unbundled into three Series B Shares and two Series L Shares.

After giving effect to these conversions and unbundling, our ADSs will represent 30 Series B Shares and 20 Series L Shares.

The following table sets forth the form of trading of our shares as it will exist after May 11, 2008 absent any further shareholder action:

Table IV - Form of Trading after May 11, 2008

Share Series	Listed securities
B	Series B Shares will be listed in Mexico
L	Series L Shares will be listed in Mexico
ADS	ADSs (each consisting of 30 Series B Shares and 20 Series L Shares trading together) will be listed on the NYSE

Items for Decision

Following is a summary of the two Items for Decision by our shareholders that will be presented for vote to them on April 22, 2008 in respect of the structure of our capital stock going forward:

Item 1
By voting in favor of Item 1, our shareholders would decide to permit our shares to continue to be bundled in units beyond May 11, 2008.

The following table sets forth the characteristics of our unit structure under Item 1, assuming that our shareholders fail to vote in favor of Item 2 (to extend our current share structure beyond May 11, 2008). This unit structure would result in a new BL Unit:

Table V - New Unit Structure

Unit	Composition of each new Unit
B	five B Shares
BL	three B Shares, two L Shares
ADS	ten BL Units

If our shareholders vote in favor of Item 1 as well as Item 2 (which would extend our current share structure beyond May 11, 2008), there will be no changes to our current share structure and current unit structure. See “Table I” and “Table III” under “Current Bylaw Provisions” above.

Item 2
By voting in favor of Item 2, our shareholders would decide to maintain our current share structure beyond May 11, 2008.

If our shareholders vote in favor of Item 1 and Item 2, there will be no changes to our current share structure or our current unit structure. See “Table I” and “Table III” under “Current Bylaw Provisions” above.

If our shareholders do not vote in favor of Item 1 (which would extend our current unit structure beyond May 11, 2008) and Item 2, then the changes provided for in our bylaws regarding unbundling of units and conversion of shares would take place. See “Table II” and “Table IV” under “Current Bylaw Provisions” above.

Listing
Absent further shareholder action, under our current bylaws, after May 11, 2008 each B Unit would unbundle into 5 Series B Shares and each BD Unit would unbundle into 3 Series B Shares and 2 Series L Shares. Our ADSs would represent 30 Series B Shares and 20 Series L Shares which would be traded together on the NYSE, and our Series B Shares and Series L Shares would be separately listed on the BMV. As a result, the listed securities on the NYSE and BMV would be different. We believe that these differences in the securities trading on the NYSE and the BMV could adversely affect the liquidity and prices for our shares.

If Item 1 and Item 2 were approved, the current securities listed in the form of ADSs on the NYSE and on the BMV would continue to be listed in their current format.

If Item 1 were approved and Item 2 were rejected, the ADSs would represent the BL Units listed on the BMV. See “Table V” under “Item 1” above.
Voting and Shareholders Approval
In order to maintain a unit structure for our shares or continue with our current share structure (or both) beyond May 11, 2008, an amendment to our bylaws will be required, which means that the majority of the votes of each of our outstanding Series B Shares and Series D Shares will be required in separate shareholder meetings scheduled for April 22, 2008.

The Voting Trust (as defined below) has informed us that it will vote FOR Item 1 and in the same manner as the majority of the outstanding Series D Shares with respect to Item 2.

Because all of the shares underlying our ADSs are registered in the name of The Bank of New York, as depositary, holders of our ADSs are not entitled to attend our shareholder meetings and therefore may only vote through the depositary. However, holders of record of our ADSs as of March 19, 2008 are entitled to instruct the depositary as to how to vote the shares represented by their ADSs at the April 22, 2008 special and extraordinary meetings.

If the depositary does not receive instructions from any holder of ADSs with respect to Item 1 on or before the date established by the depositary for this purpose, the depositary will deem this holder to have instructed the depositary to have given a discretionary proxy to a person designated by us to vote the underlying shares in favor of Item 1. We have informed the depositary that we do not wish to receive a discretionary proxy with respect to Item 2. In accordance with the deposit agreement, the depositary will deem a holder of ADSs for which no such instructions are received to have instructed the depositary to vote or to give voting instructions with respect to the shares underlying those ADSs in the same manner as holders of the majority of the respective series of the underlying shares voted with respect to Item 2.

Management Recommendations
In order to maintain an orderly trading market for our shares, FEMSA’s management believes it is in the best interest of shareholders to approve Item 1 and, accordingly, management recommends a vote FOR Item 1 at the special and extraordinary meetings to be held on April 22, 2008.

FEMSA’s management makes no recommendation as to shareholders’ vote on Item 2.

Major Shareholders
As of February 29, 2008, 74.8% of our Series B Shares with full voting rights were held through a voting trust the participants of which are members of five families several of whom are members of our Board of Directors (the “FEMSA Voting Trust” or “Voting Trust”). If the share conversion currently contemplated by our bylaws were to occur, the Voting Trust will continue to own the majority of our Series B Shares (but will be reduced to 50.9% of our Series B Shares).

Certain Rights of Minority Shareholders
Under Mexican corporate and securities laws, minority shareholders are granted a series of protections. These protections apply to all shares, including those with limited voting rights, such as the Series D-B Shares and Series D-L Shares. Certain of these rights were not in existence in 1998 when our unit structure and our share structure were authorized. Such rights include the following:
•  All shareholders may vote in shareholder meetings called to vote on strategic corporate matters such as mergers, acquisitions or divestitures representing more than 20% of consolidated assets.
•  All shareholders are entitled to the same price for their shares (regardless of the series of shares they own) in case of public tender offers.

Regardless of the results of the voting at the special and extraordinary meetings of our shareholders scheduled for April 22, 2008, the rights described above will exist for our shareholders.

For a discussion of the rights of our limited-voting shares, please refer to our annual report on Form 20-F filed on June 28, 2007 with the SEC.

THE ITEMS FOR DECISION BY OUR SHAREHOLDERS

At special and extraordinary meetings of our shareholders’ to be held on April 22, 2008 concurrently with our annual shareholder meeting, our shareholders will have the opportunity to vote and decide on the structure of the capital stock of our company going forward.

Following is a description of our current unit and share structures and a description of two Items for Decision that will be presented to our shareholders for their vote during the special and extraordinary meetings.

Unit and Share Conversion as Currently Provided for in our Bylaws

Our current unit and share structure has existed in its current format since May 11, 1998. Without further shareholder action, our bylaws provide for changes in our capital stock to take place on May 11, 2008. At special and extraordinary shareholder meetings scheduled for April 22, 2008, our shareholders will have the opportunity to decide on whether these changes to our capital stock should take place.

Current Share Structure

Our share structure is currently composed of Series B Shares, Series D-B Shares and Series D-L Shares. Series B Shares are the only series of shares with full voting rights, and they must represent at least 51% of our outstanding shares. The Series B Shares are entitled to dividend distributions without premium and their holders may elect a minimum of 11 members to our Board of Directors.

Series D-B Shares and Series D-L Shares have limited voting rights, and they may represent no more than 49% of our outstanding shares. Series D-B Shares and Series D-L Shares are entitled to receive a 25% premium over dividends paid to Series B Shares. In addition, holders of the Series D-B Shares and Series D-L Shares jointly have the right to elect five members to our Board of Directors.

What happens on May 11, 2008

Our bylaws provide that on May 11, 2008, absent shareholder action, our Series D-B Shares will convert into Series B Shares, and our Series D-L Shares will convert into Series L Shares with limited voting rights.

Following this share conversion, Series B Shares would represent at least 75% of our outstanding shares and the Series L Shares would represent no more than 25% of our outstanding shares. The rights of holders of Series B Shares would remain the same, and Series L Shares would have limited voting rights and the right to elect two members to our Board of Directors. No series of shares would have any preferred dividend.

Current Unit Structure

Our current unit structure consists of two types of units: B Units and BD Units, both of which are listed on the Mexican Stock Exchange. B Units (which represented 39.6% of our capital as of February 29, 2008) bundle five Series B Shares, whereas BD Units (which represented 60.4% of our capital as of February 29, 2008) bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. Our shares also trade in the form of ADSs, representing ten BD Units on the NYSE. As of February 29, 2008, our ADSs represented approximately 71% of our outstanding BD Units and 43% of our total outstanding capital stock.

What happens on May 11, 2008

Our bylaws currently provide that on May 11, 2008, absent shareholder action, each B Unit will be unbundled into five Series B Shares and each BD Unit will be unbundled into three Series B Shares and two Series L Shares (after taking into account the conversion of the Series D-B Shares into Series B Shares and the Series D-L Shares into Series L Shares).

As currently provided for in our bylaws, once the units cease to exist following their unbundling on May 11, 2008, our Series B Shares and our Series L Shares would trade separately on the Mexican Stock Exchange and our ADSs (which would represent 30 Series B Shares and 20 Series L Shares trading together) would continue trading on the NYSE. As a result, ADSs would represent different securities than those listed and trading on the BMV.

Accordingly, absent shareholder action, on May 11, 2008, there will be changes to share voting rights, preferential dividends and the number of Board seats appointed by different share series. In addition, our ADSs currently traded on the NYSE will represent different securities than those listed and trading on the BMV. ADSs listed and traded on the NYSE will represent 30 Series B Shares and 20 Series L Shares trading together, while Series B Shares and Series L Shares will be separately listed and traded on the BMV. We believe that these differences in the securities trading on the NYSE and the BMV could adversely affect the liquidity and prices for our shares.

Items for Shareholder Vote

In order to maintain a unit structure for our shares or continue with our current share structure (or both) beyond May 11, 2008, an amendment to our bylaws will be required, which means that separate majority votes of each of our outstanding Series B Shares and Series D Shares will be required in special shareholder meetings. The Voting Trust, which as of February 29, 2008 held 74.8% of our Series B Shares with full voting rights, has notified FEMSA that it will vote FOR with respect to Item 1 and will vote in the same manner as the majority of the outstanding Series D Shares with respect to Item 2.

Following is a summary of the two Items for Decision by our shareholders that will be presented for vote to them on April 22, 2008 in respect of the structure of our capital stock going forward:

•	Item 1 - Our shareholders would decide to permit our shares to continue to be bundled in units beyond May 11, 2008.

•	Item 2 - Our shareholders would decide to maintain our current share structure beyond May 11, 2008.

Effects of the Vote on the Items for Decision by our Shareholders

The following summarizes the effects of no shareholder action as well as the effects of approving or rejecting each Item for Decision on share voting rights, dividend rights and the listed securities:

a)	Approval of Item 1 only

If shareholders vote in favor of Item 1 and fail to vote in favor of Item 2, the shares of the company will be bundled in new units. See “Table V” under “Current Bylaw Provisions” in the Summary.

b)	Approval of Item 1 and Item 2

If our shareholders vote in favor of Item 1 and Item 2, there will be no changes to our unit or share structure. See “Table I” and “Table III” under “Current Bylaw Provisions” in the Summary.

c)	Rejection of Item 1 and Item 2

The changes provided for in our bylaws regarding unbundling of units and conversion of shares will take place assuming that our shareholders fail to vote in favor of Item 1 and Item 2. See “Table II” and “Table IV” under “Current Bylaw Provisions” in the Summary.

Delivery of New Shares

Following the outcome of the April 22, 2008 special and extraordinary shareholder meetings, we will deliver any new certificate of shares issued to our shareholders as a result of the shareholder resolutions adopted, through S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores, which is the clearing system for securities traded on the BMV.

For shareholders who hold share certificates in physical form, delivery will be made at the offices of FEMSA.

Amendments to Our Bylaws

Without further shareholder action, our bylaws call for the changes in our share and unit structures described above. In order to implement either or both of the Items for Decision by our shareholders, however, the following changes would need to be made to our bylaws:

Adoption of Item 1: Continuation of Unit Structure

•	The bylaws would provide for the continuation of the B Units and BD Units (or B Units and BL Units in the event Item 2 is not adopted) after May 11, 2008.

Adoption of Item 2: Continuation of Share Structure

•	The bylaws would provide for the preservation of all Series D-B Shares and Series D-L Shares in their current format beyond May 11, 2008.

•
The bylaw clauses that provide for a change in share voting rights, dividend rights and Board of Directors composition would be amended to provide for the preservation of the current rights after May 11, 2008.

The bylaws would also grant shareholders the right to change the share structure and unit structure that may result after May 11, 2008 at future special and extraordinary meetings of our shareholders held after May 11, 2008.

Management Recommendations

In order to maintain an orderly trading market for our shares, FEMSA’s management believes it is in the best interest of shareholders to approve Item 1 and, accordingly, management recommends a vote FOR Item 1 at the special and extraordinary meetings to be held on April 22, 2008.

FEMSA’s management makes no recommendation as to shareholders’ vote on Item 2.

Approval by Shareholders

Our Board of Directors decided on February 22, 2008, to present to our shareholders for their decision whether to maintain a unit structure for our shares and whether to continue with our current share structure at special and extraordinary meetings scheduled for April 22, 2008. At these meetings, shareholders will need to decide separately on the preservation of the unit and share structures. Both corporate actions will require separate majority votes of each of our outstanding Series B Shares and Series D Shares.

The Voting Trust (which as of February 29, 2008 held Series B Shares equal to 74.8% of our full voting shares) has notified FEMSA that it will vote FOR with respect to Item 1 and will vote in the same manner as the majority of the outstanding Series D Shares with respect to Item 2.

FEMSA is not asking you for a proxy, and you are requested not to send FEMSA a proxy. In accordance with Mexican law, notice of the shareholder meetings will be given by publication in a Mexican newspaper at least 15 days prior to the date of the meetings. We are not requesting and will not conduct any proxy solicitation for these meetings.

Voting by Holders of Our ADSs

Only holders of our shares registered in our corporate books may attend shareholder meetings. Because all of the shares underlying our ADSs are registered in the name of The Bank of New York, as depositary, holders of our ADS are not entitled to attend shareholder meetings and therefore may only vote through the depositary. However, holders of record of our ADSs are entitled to instruct the depositary as to how to vote the shares represented by their ADSs, in accordance with procedures provided for in the deposit agreement.

The Bank of New York, as the depositary of your ADSs, will represent you at the April 22, 2008 special and extraordinary meetings. However, in order to be eligible to instruct the depositary to vote the shares underlying your ADSs, you must have been the holder of record of such ADS as of the close of business, local time on March 19, 2008. The depositary will send you information related to your vote. You should provide the depositary with timely voting instructions in accordance with that information with respect to the shares represented by your ADSs to enable the depositary to vote such shares at the special and extraordinary meetings scheduled for April 22, 2008.

Nonetheless, the depositary will represent all of the shares in the form of ADSs at the extraordinary and special shareholder meetings for quorum purposes, including shares represented by ADSs for which no instructions are received.

If the depositary does not receive instructions from any holder of ADSs with respect to Item 1 on or before the date established by the depositary for this purpose, the depositary will deem this holder to have instructed the depositary to have given a discretionary proxy to a person designated by us to vote the underlying shares in favor of Item 1. We have informed the depositary that we do not wish to receive a discretionary proxy with respect to Item 2. In accordance with the deposit agreement, the depositary will deem a holder of ADSs for which no such instructions are received to have instructed the depositary to vote or to give voting instructions with respect to the shares underlying those ADSs in the same manner as holders of the majority of the respective series of the underlying shares voted with respect to Item 2.

Approvals and Consents

The CNBV has authorized the amendments to our current bylaws that may result from the adoption by our shareholders of the Items for Decision. The Series L Shares will be registered under the Exchange Act.

Withdrawal Rights

None of the Items for Decision described herein will give rise to a right for any shareholder to dissent and withdraw its capital from FEMSA in return for a cash payment.

Listing and Trading

Our shares will continue to trade on the BMV, and our ADSs will continue to trade on the NYSE. If no shareholder action is taken on April 22, 2008, the BMV will list Series B Shares and Series L Shares and the NYSE will list ADSs composed of Series B Shares and Series L Shares.

If only Item 1 is adopted (failing approval of Item 2) on April 22, 2008, the BMV will list BL Units composed of 3 Series B Shares and 2 Series L Shares, and B Units composed of 5 Series B Shares. The NYSE will list ADSs composed of 10 BL Units.

If Item 1 and Item 2 are adopted, the BMV will continue to list BD Units and B Units, (as currently listed). The NYSE will continue to list ADSs composed of BD Units.

Our shares will not otherwise be listed or traded on any market.

Certain Rights of Minority Shareholders

Under Mexican corporate and securities laws, minority shareholders are granted a series of protections. These protections apply to all shares, including those with limited voting rights, such as the Series D-B Shares and the Series D-L Shares. Certain of such rights were not in existence in 1998 when our unit structure and our share structure were authorized. Such rights include the following:

•	All shareholders may vote in shareholder meetings called to vote on strategic corporate matters such as mergers, acquisitions or divestitures representing more than 20% of consolidated assets.
•	All shareholders are entitled to the same price for their shares (regardless of the series of shares they own) in case of public tender offers.

Regardless of the results of the voting at the special and extraordinary meetings of our shareholders scheduled for April 22, 2008, the rights described above will exist for our shareholders.

For a discussion of the rights of our limited-voting shares, please refer to our annual report on Form 20-F filed on June 28, 2007 with the SEC.

Certain Tax Consequences of the Items for Decision

Mexican Tax Consequences

This summary describes the principal Mexican income tax consequences to a holder of ADSs, regardless of the holder’s nationality or tax residence, of the adoption of Item 1, Item 2 or having no shareholder action taken. It does not purport to be a comprehensive description of all of the tax consequences that may be relevant to such holder.

Each holder of ADSs should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences arising under foreign, state and local laws of the adoption of Item 1, Item 2 or having no shareholder action taken.

The adoption of Item 1, Item 2 or having no shareholder action taken should not have any Mexican income tax consequences for a holder of ADSs, regardless of a holder’s nationality or tax residence.

United States Tax Consequences

U.S. TREASURY CIRCULAR 230 NOTICE: ANY U.S. FEDERAL TAX ADVICE INCLUDED IN THIS INFORMATION STATEMENT WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. TAX PENALTIES.

This summary describes the principal U.S. federal income tax consequences to U.S. Holders (as defined below) of ADSs of the adoption of Item 1, Item 2 or having no shareholder action taken. It does not purport to be a comprehensive description of all of the tax consequences that may be relevant to such a U.S. Holder. This summary applies only to U.S. Holders of FEMSA holding the ADSs as capital assets and does not apply to special classes of U.S. Holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of the voting shares of FEMSA (whether held through ADSs or directly or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in ADSs on a mark-to-market basis, and persons holding ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. Holder” is a holder of ADSs that is (i) a citizen or resident of the United States of America, (ii) a corporation organized under the laws of the United States of America or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis with respect to the ADSs. For U.S. federal income tax purposes, a U.S. Holder of ADSs is generally treated as if it were the direct owner of the underlying shares.

Each U.S. Holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences arising under foreign, state and local laws of the adoption of Item 1, Item 2 or having no shareholder action taken.

The adoption of Item 1, Item 2, or having no shareholder action taken should be tax-free for U.S. federal income tax purposes. Accordingly, (i) a U.S. Holder should recognize no gain or loss for U.S. federal income tax purposes in respect of its ADSs as a result of the adoption of any of the Items for Decision or having no shareholder action taken, and (ii) a U.S. Holder tax holding period in its ADSs would not be affected from the adoption of any of the Items for Decision or having no shareholder action taken.

MAJOR SHAREHOLDERS

Set forth below is a description of the effect of certain actions described above on the ownership of the Voting Trust.

Voting Trust

The following table shows the ownership of our capital stock by the Voting Trust as of February 29, 2008:

Shareholder	Series B Shares (1)		Series D-B Shares(2)		Series D-L Shares(3)
	Shares Owned	% of Class	Shares Owned	% of Class	Shares Owned	% of Class	Total Shares of FEMSA Common Stock
Participants under the Voting Trust(4)	6,914,592,885	74.78	0	0	0	0	38.64%

(1)	As of February 29, 2008, there were 9,246,420,270 Series B Shares outstanding.

(2)	As of February 29, 2008, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of February 29, 2008, there were 4,322,355,540 Series D-L Shares outstanding.

(4)
As a consequence of the Voting Trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/25078-7 (controlled by Max Michel Suberville), Eugenio Garza Lagüera, Paulina Garza Lagüera Gonda, Bárbara Garza de Braniff, Mariana Garza Lagüera Gonda, Eva Gonda Rivera, Eva Maria Garza Lagüera Gonda, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Patricio Garza Garza, Juan Carlos Garza Garza, Eduardo Garza Garza, Eugenio Garza Garza, Alberto Bailleres González, Maria Teresa Gual Aspe. de Bailleres, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by Eugenio Garza Lagüera), Corbal, S.A. de C.V. (controlled by Alberto Bailleres Gonzalez), Magdalena Michel de David, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, Franca Servicios, S.A. de C.V. (controlled by the estate of José Calderón Ayala, late father of José Calderón Rojas), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David) and BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard).

The trust participants, who are our principal shareholders, agreed in April 1998 to deposit a majority of their shares, which we refer to as the trust assets, of FEMSA into the Voting Trust, and later entered into an amended agreement on August 8, 2005, following the substitution of Banco Invex, S.A. as trustee to the Voting Trust. The primary purpose of the Voting Trust is to permit the trust assets to be voted as a block, in accordance with the instructions of the technical committee. The trust participants are separated into seven trust groups and the technical committee is comprised of one representative appointed by each trust group. The number of B Units corresponding with each trust group (the proportional share of the shares deposited in the trust of such group) determines the number of votes that each trust representative has on the technical committee. Most matters are decided by a simple majority of the trust assets.

The trust participants agreed to certain transfer restrictions with respect to the trust assets. The trust is irrevocable, for a term that will conclude on May 31, 2013 (subject to additional five-year renewal terms), during which time, trust assets may be transferred by trust participants to spouses and immediate family members and, subject to certain conditions, to companies that are 100% owned by trust participants, which we refer to as the permitted transferees, provided in all cases that the transferee agrees to be bound by the terms of the Voting Trust. In the event that a trust participant wishes to sell part of its trust assets to someone other than a permitted transferee, the other trust participants have a right of first refusal to purchase the trust assets that the trust participant wishes to sell. If none of the trust participants elects to acquire the trust assets from the selling trust participant, the technical committee will have a right to nominate (subject to the approval of technical committee members representing 75% of the trust assets, excluding trust assets that are the subject of the sale) a purchaser for such trust assets. In the event that none of the trust participants or a nominated purchaser elects to acquire trust assets, the selling trust participant will have the right to sell the trust assets to a third party on the same terms and conditions that were offered to the trust participants. Acquirors of trust assets will only be permitted to become parties to the Voting Trust upon the affirmative vote by the technical committee of at least 75% of the trust shares, which must include trust shares represented by at least three trust group representatives. In the event that a trust participant holding a majority of the trust assets elects to sell its trust assets, the other trust participants have “tag along” rights that will enable them to sell their trust assets to the acquiror of the selling trust participant’s trust assets.

Because of their ownership of a majority of the Series B Shares, the trust participants may be deemed to control our company. Other than as a result of their ownership of the Series B Shares, the trust participants do not have any voting rights that are different from those of other shareholders.

Effect of Certain Actions on Voting Trust

As of June 2007, the only holder of more than 5% of any series of our shares was the Voting Trust. The Voting Trust is composed of a majority of the shares of our principal shareholders. The Voting Trust’s primary purpose is to permit the Voting Trust assets (B Units) to be voted as a block, in accordance with the instructions of a technical committee composed of seven different representatives of the Voting Trust participants.

As of February 29, 2008, the Voting Trust held 74.8% of our full voting Series B Shares. If the share conversion currently contemplated by our bylaws occurs, the Voting Trust will continue to own the majority of our full voting rights Series B Shares (but will be reduced to 50.9% of our Series B Shares).

FORWARD-LOOKING STATEMENTS

Some of the statements in this Information Statement are forward-looking. In addition, FEMSA may make forward-looking statements in future filings with the SEC and in written material, press releases and oral statements issued by or on behalf of it. Forward-looking statements include statements regarding FEMSA’s intent, belief or current expectations or those of its officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues”, or similar expressions or comparable terminology) with respect to various matters. These matters include:

•	projections of operating revenues, net income (loss), net income (loss) per share, capital expenditures, liquidity, dividends, capital structure or other financial items or ratios;

•	statements of our or our affiliates’ and partners’ plans, objectives or goals, including those relating to anticipated trends, competition, regulation and rates;

•	statements about our or our affiliates’ and partners’ future economic performance or that of Mexico or other countries in which we operate or have investments; and

•	statements of assumptions underlying these statements.

It is important to note that FEMSA’s actual results could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include economic and political conditions and government policies in Mexico and elsewhere, inflation rates, exchange rates and exchange controls in Mexico, rate adjustments, regulatory developments, technological improvements, customer demand and competition. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All information and forward-looking statements contained in this Information Statement are based on information available to FEMSA on the date hereof. FEMSA does not undertake to update any information or forward-looking statement that may be made by it or on FEMSA’s behalf, in this Information Statement or otherwise, except in the normal course of its public disclosures.

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No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by FEMSA.

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